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                                                  File No. 333-44677
                                                  Rule 424(b)(3)

                             Key Energy Group, Inc.

                Supplement to Prospectus dated February 6, 1998

Smith Barney Convertible Securities Fund as Selling Securityholder is hereby offering for resale $500,000 aggregate principal amount of 5% Convertible Subordinated Notes due 2004 (the "Notes") of Key Energy Group, Inc., a Maryland Corporation (the "Company"). The Notes are being offered by and are being sold through McMahan Securities Co., L.P., at a price of $416,250; no commissions or discounts will be paid in connection with such resales. The Company will not receive any of the proceeds from the resale of the Notes offered hereby.

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           The date of this Prospectus Supplement is April 20, 1998.